THIRD QUARTERLY FINANCIAL REPORT – SEPTEMBER 30, 2004

President’s Letter

Dear Shareholders:

During the third quarter of 2004, Cardiome continued to work towards our clinical and corporate goals, with significant progress in our two leading clinical programs.

Finance & Corporate Development

Cardiome’s analyst coverage continues to broaden, with the initiation of coverage from CIBC World Markets in New York. Cardiome has been very active in attending international investor conferences, with invitations to present at such prestigious events as the BioCentury NewsMakers in the Biotech Industry Conference, the UBS Global Life Sciences Conference and the CIBC World Markets Healthcare Conference. Through these events, we have been greatly increasing our exposure to US investors and capital.

Cardiome also held a highly successful analyst day on September 13th, 2004. The event featured thought leaders in the fields of xanthine oxidase inhibitors and congestive heart failure, allowing the investment community to increase its knowledge and understanding of our Oxypurinol program

Clinical Development

The third quarter saw significant development in Cardiome’s intravenous RSD1235 program. In early July, the clinical team announced the initiation of the third and final planned Phase 3 clinical trial, ACT 3. Importantly, in October we announced the completion of enrolment for ACT 1, the first Phase 3 trial. We anticipate the ACT 1 results will be announced by the end of 2004. ACT 1 results that show RSD1235 to be the safe, fast and effective drug we believe it could be an important value-driver. The release of Phase 3 data in such an underserved market, when very few companies are expecting Phase 3 data in the upcoming quarter, position Cardiome uniquely within the Canadian biotech space. In early October Cardiome initiated dosing in a Phase 1 clinical study for the oral application of RSD1235 for the treatment of chronic atrial fibrillation.

Oxypurinol for congestive heart failure received approval to continue from its Data Safety Monitoring Board in July, and the program continues on schedule. Completion of enrolment in the Phase 2 clinical trial OPT-CHF is anticipated by the end of 2004, with results anticipated in the second half of 2005.

Cardiome sponsored a symposium entitled “Xanthine Oxidase Inhibition for the Treatment of Congestive Heart Failure” during the Heart Failure Society of America on September 12th. At this symposium, Cardiome announced interim clinical results for two physician-sponsored proof-of-principles studies for oxypurinol. The results for the EXOTIC-EF and La Plata studies strengthened our belief that oxypurinol will provide therapeutic benefit to heart failure patients.

The upcoming fourth quarter and the release of ACT 1 results will truly be a defining period in Cardiome’s development. This is the moment we and our loyal supporters have been waiting for. I thank you for having the confidence in our team and our programs to be with us at this exciting time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2004 prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain respects from United States generally accepted accounting principles. The differences as they affect the interim consolidated financial statements are described in Note 7 to the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is as at November 3, 2004 unless otherwise specified. Additional information relating to our company, including our 2003 Annual Report, is available by accessing the SEDAR website at www.sedar.com.

Effective December 31, 2003, we changed our fiscal year end from November 30 to December 31. As a result, this discussion and analysis includes comparison of the financial results for the three and nine months ended September 30, 2004 to those for the three and nine months ended August 31, 2003. This discussion and analysis should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and annual consolidated financial statements contained in our 2003 Annual Report.

OVERVIEW

In September 2004, we initiated a Phase I study on RSD1235 for the chronic treatment of atrial fibrillation (“AF”). This study will allow us to evaluate and select which oral formulation to move forward into further clinical trials. The oral application of RSD1235 is expected to prevent or slow the recurrence of AF, and is designed as a follow-on therapy after an intravenous application of RSD1235.

We also reported the interim results of the La Plata study and the EXOTIC-EF study, our proof of concepts trials on Oxypurinol for the treatment of congestive heart failure. Both trials showed a statistical improvement in the left ventricle ejection fraction. Subsequent to our discussions with the FDA in September 2004, we decided, for the time being, to stop pursuing the allo-intolerant hyperuricemia (Gout) indication for Oxypurinol.

Also in September 2004, we elected to exercise our right to request US$4 million equity investment from Fujisawa Healthcare, Inc. (“Fujisawa”) pursuant to our collaboration and license agreement with them. The equity was issued at a deemed price of $7.89 per share, a 25% premium to the 30-calendar day average market price of $6.31. This transaction was completed on October 28, 2004.

The following table summarizes the current status of our research and development projects:

Project	Stage of Development	Status
RSD1235 IV	1st Ph. III Clinical Trial (ACT 1)	•Trial initiated in Aug 2003 with results projected in Q4 of 2004
	2nd Ph. III Clinical Trial (ACT 2)	•Trial initiated in Mar 2004
	3rd Ph. III Clinical Trial (ACT 3)	•Trial initiated in July 2004
RSD1235 Oral	Ph. I - Formulation Evaluation Study	•Trial initiated in September 2004
Oxypurinol CHF	Ph. II/III Clinical Trial - Oral (OPT-CHF)	•Trial initiated in Mar 2003 with a target to complete patient recruitment in Q4 of 2004
	Proof of Concept Trial –Intravenous (Exotic EF)	•Interim results reported in September 2004
	Proof of Concept Trial - Oral (La Plata)	•Interim results reported in September 2004
Oxypurinol Gout	New Drug Application (“NDA”)	•Approvable letter from FDA received in June 2004

Compared to the previous fiscal year, we have substantially increased our operational activities. During the nine months ended September 30, 2004, we had seven concurrent clinical studies ongoing. Four of these trials were in late stage Phase II or Phase III testing, targeted to recruit more than 1200 patients in total. This compares to only four clinical studies ongoing as of the end of third quarter in 2003. As a result, our research and development expenditures have increased substantially in 2004 compared to those incurred in 2003. The increased operational costs were offset by the additional research collaborative fees we earned in the current fiscal period. The financial condition and results of operations for the nine months ended September 30, 2004 were within our expectations.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Our critical accounting estimates and policies are disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the annual consolidated financial statements contained in our 2003 Annual Report.

RESULTS OF OPERATIONS

For the three months ended September 30, 2004 (“Q3-2004”), we recorded a net loss of $15.0 million ($0.38 per common share), compared to a net loss of $5.1 million ($0.16 per common share) for the three months ended August 31, 2003 in the preceding fiscal year (“Q3-2003”). On a year-to-date basis, we recorded a net loss of $29.6 million ($0.76 per common share) for the nine months ended September 30, 2004, compared to a net loss of $14.0 million ($0.47 per common share) for the nine months ended August 31, 2003. The increase in net loss for both reporting periods was primarily due to the substantial increase in research and development expenditures and a non-cash write-down of $7.1 million of the intangible assets, net of future income tax recovery of $4.5 million, related to our Oxypurinol Gout project. Net loss excluding the Oxypurinol Gout write-downs was $7.9 million ($0.20 per common share) and $22.5 million ($0.58 per common share) for the three months and nine months ended September 30, 2004, respectively.

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

Revenues

Total revenue generated in Q3-2004 was $4.5 million as compared to $0.4 million. On a year to date basis, total revenue for the nine months ended September 30, 2004 increased to $14.8 million from $1.1 million for the nine months ended August 31, 2003. The significant increase in total revenue was primarily due to the research and development cost recovery from Fujisawa.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. We generated $1.1 million of licensing fees in Q3-2004 compared to $0.1 million in Q3-2003. The increase was largely due to the $1.0 million amortization of deferred revenue related to the upfront payment from Fujisawa in Q3-2004 ($Nil in Q3-2003). For the nine months ended September 30, 2004, we recorded $4.1 million of licensing fees compared to $0.4 million for the same period in 2003. The increase was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A (“UCB”) and the $3.3 million amortization of deferred revenue related to the upfront payment from Fujisawa in the nine months ended September 30, 2004 ($0.4 million and $Nil, respectively, for the same fiscal period in 2003). The $0.9 million remaining unamortized deferred revenue related to the upfront payment from UCB was fully recognized in Q1-2004 when UCB elected not to extend its research service contract with us.

Research collaborative fees were $3.4 million for Q3-2004 compared to $0.2 million for Q3-2003. The increase was attributable to the recovery of $2.9 million for research and development costs from Fujisawa and $0.5 million for project management services provided to Fujisawa ($Nil and $Nil, respectively, for Q3-2003). This was offset by a $0.2 million decrease in research service fees received from UCB in Q3-2003. For the nine months ended September 30, 2004, research collaborative fees increased to $10.6 million from $0.7 million for the same fiscal period in 2003. The increase was mainly due to the recovery of $9.0 million of research and development costs from Fujisawa and $1.4 million for project management services provided to Fujisawa ($Nil and $Nil, respectively, for the same fiscal period in 2003). This was offset by a decrease of $0.5 million in research services fees from UCB in the nine months ended August 31, 2003.

For the remainder of the current fiscal year, we do not anticipate any product sales. We will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from our collaboration and license agreement with Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa. We may also earn revenue from new licensing and collaborative research and development agreements. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures were $9.7 million for Q3-2004, as compared to $3.5 million for Q3-2003. We accumulated a total research and development expenditure of $29.8 million for the nine months ended September 30, 2004, as compared to $9.2 million for the same fiscal period in 2003. The increase of $6.2 million and $20.6 million in research and development expenditures for the three and nine months ended September 30, 2004 as compared to those incurred for the three and nine months ended August 31, 2003, respectively, was primarily due to the increase of stock-based compensation for research and development personnel and the expenditures associated with the ongoing and expanded activities in connection with the projects described below. Also included in the increased expenditures were costs associated with the manufacturing of drug supplies for the ongoing clinical trials which as of September 30, 2004 amounted to $3.3 million. Total stock-based compensation for research and development personnel was $272,000 and $1,053,000 for the three and nine months ended September 30, 2004, as compared to $120,000 and $242,000 for the three and nine months ended August 31, 2003. Our research and development expenditures are as follows:

1)	RSD1235 Intravenous Project

During Q3-2004, we continued our work on three Phase III clinical trials related to the RSD1235 Intravenous Project.

ACT 1 initiated in August 2003, completed its patient recruitment on October 5, 2004. The study, conducted in 55 centers in North America and Europe, recruited 417 patients. ACT 1 will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter. The primary efficacy endpoint of this study is acute conversion of atrial fibrillation to normal heart rhythm. We expect to release the ACT 1 results by the end of current fiscal year.

ACT 2 initiated in March 2004 will enroll approximately 210 patients and will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. This study is being carried out in 25 centers in North America and Europe. The primary endpoint of this clinical trial is acute conversion of atrial fibrillation to normal heart rhythm.

In July 2004, Fujisawa initiated the ACT 3 study. ACT 3 will enroll approximately 240 patients and will measure the safety and efficacy of RSD1235 in recent onset atrial arrhythmia patients. This study is being conducted by our collaborative partner, Fujisawa and carried out in more than 50 centers throughout the world.

As expected, with three Phase III clinical trials ongoing, our expenditures for this project increased substantially to $4.2 million for Q3-2004, as compared to $1.5 million for Q3-2003. On a year-to- date basis, our expenditures for this project had increased significantly to $16.0 million for the nine months ended September 30, 2004, as compared to $3.3 million for the same fiscal period in 2003. Also included in the increased expenditures were the costs associated with manufacturing stability batches of RSD1235 and clinical drug supplies. These stability batches would generate manufacturing data required for our NDA next year. As of September 30, 2004, the carrying cost of the stability batches and drug supplies amounted to $0.8 million, net of cost recovery from Fujisawa. In accordance with our collaboration agreement with Fujisawa, overall RSD1235 IV expense recoveries of $3.4 million and $10.4 million for Q3-2004 and the nine months ended September 30, 2004, respectively, relating to these expenditures have been recorded as research collaborative fees.

2)	RSD1235 Oral Project

Following a proof of concept trial suggesting RSD1235 has approximately 70% oral bioavailability in healthy volunteers, we started our formulation work and pre-clinical toxicology testing with this program in 2003. We completed our oral formulation work and began testing 3 formulations in healthy volunteers and continued to conduct toxicology testing on RSD1235 in Q3-2004.

In September 2004, we initiated dosing of RSD1235 in 12 healthy volunteers in a Phase I clinical trial in Europe. The study is an open-label, cross-over evaluation of two sustained release formulations of RSD1235 in comparison to an immediate release formulation of RSD1235. The objective of the study is to evaluate and select which formulation to move forward into further clinical trials. Oral application of RSD1235 is expected to prevent or slow the recurrence of AF, and is designed as a follow-on therapy after an intravenous application of RSD1235.

Total expenditure for this project increased to $2.1 million for Q3-2004, as compared to $0.1 million for Q3-2003. On a year-to-date basis, total expenditure for this project increased to $4.4 million for the nine months ended September 30, 2004, as compared to $0.4 million for the same fiscal period in 2003. The increase in expenditure for both reporting periods was the result of the increased operational activities associated with the formulation work, manufacture of drug supplies and preparation work for our Phase I formulation evaluation study and pre-clinical toxicology testing work. Also included in the increased expenditures were costs associated with the manufacturing of additional drug substance for future conversion and drug supplies for ongoing and future clinical trials. As of September 30, 2004, the carrying cost of these drug materials amounted to $1.7 million.

3)	Oxypurinol CHF Project

During Q3-2004, we continued our work on three clinical studies involving Oxypurinol for the treatment of congestive heart failure (“CHF”).

OPT-CHF will enroll approximately 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association (“NYHA”) as class III-IV) and will demonstrate the level of safety and effectiveness of the oral application of Oxypurinol in the treatment of congestive heart failure. This study is being conducted in 49 centers in both the United States and Canada. The objective of this six-month study is to define the efficacy of Oxypurinol using surrogate measures of clinical efficacy (six minute walk test, maximum oxygen consumption, and quality of life), as well as clinical outcomes (e.g. death, worsening heart failure, and hospitalization).

EXOTIC-EF will enroll approximately 20 patients and is being conducted in one center in Germany. The objective of this study is to evaluate the effect of an intravenous application of Oxypurinol on left ventricular cardiac function in patients with coronary heart disease and a moderate to high-grade reduction in left ventricular function. The study is open-label, with no placebo group. Based on our review of interim data covering 14 patients in September 2004, Oxypurinol administration showed a 3.6% increase (p<0.0032) in left ventricle ejection fraction (“LVEF”) at 5.5 hours post-dosing relative to pre-dosing. This represents a 19.8% relative increase in ejection fraction.

The La Plata study involves 28 days of oral dosing of Oxypurinol in approximately 60 CHF patients with moderate to severe symptomatic heart failure (NYHA class II-III) and is being conducted in one center in Argentina. The objective of this study is to assess the effects of treatment with Oxypurinol on exercise capacity (6-minute walk) and LVEF as measured by echocardiographic assessment. It is a blinded, placebo controlled study. We unblinded the study at the recruitment of 48 patients in September 2004. The interim data covering 48 patients indicated that following 28 days of oral daily dosing (600 mg/day) of Oxypurinol, LVEF increased by 3.3% (p< 0.010) relative to placebo. This represents a 13.7% relative increase in ejection fraction. No statistically significant difference between the controlled group and placebo group was observed on exercise capacity (6- minute walk).

Our expenditure for this project increased to $2.4 million for Q3-2004, as compared to $0.7 million for Q3-2003. On a year-to-date basis, our expenditure for this project was increased to $6.0 million for the nine months ended September 30, 2004, as compared to $2.1 million for the same fiscal period in 2003. Also included in the increased expenditures were costs associated with the manufacturing of drug supplies for the ongoing clinical trials. As of September 30, 2004, the carrying cost of these drug supplies amounted to $0.6 million.

4)	Oxypurinol Gout Project

We submitted an NDA for Oxypurinol for the treatment of allopurinol-intolerant hyperuricemia (Gout) in 2003, and received an Approvable Letter from the FDA in June 2004 seeking additional clinical and manufacturing data prior to final marketing approval. In September 2004, we met with the FDA to discuss our regulatory alternatives. After our discussions with the FDA, we have decided, for the time being, to stop pursuing the allo-intolerant Gout indication for Oxyopurinol. Cardiome is committed to continue sponsoring the compassionate use program until other therapeutic options are available to this patient population.

As a result of the above decision, we have taken non-cash write-downs totalling $7.1 million, net of future income tax recovery, to the intangible assets related to our Oxypurinol Gout project in Q3- 2004. The write-downs include write-down of intangible assets and future tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002. The write-downs of intangible assets and future tax liability were $11.3 million and $4.5 million, respectively. Also included is a write-down of carrying value of a license (cash payment in May 2002) by $0.2 million.

Our expenditure for this project was $0.9 million for Q3-2004, which was comparable to the amount recorded for Q3-2003. On a year-to-date basis, our expenditure for this project increased to $2.9 million for the nine months ended September 30, 2004, as compared to $2.4 million for the same fiscal period in 2003. Also included in the increased expenditures were costs associated with the manufacturing of drug supplies for the ongoing compassionate use program. As of September 30, 2004, the carrying value of these drug supplies amounted to $0.2 million.

5)	Other Pre-clinical Projects

During Q3-2004, we continued certain pre-clinical studies to support various intellectual property protection and business development activities. The total expenditures for these activities were $0.1 million and $0.5 million for Q3-2004 and the nine months ended September 30, 2004, respectively, as compared to $0.3 million and $1.0 million for Q3-2003 and the nine months ended August 31, 2003.

We expect our research and development expenditures for the fourth quarter of the current year ending December 31, 2004 (“fiscal 2004’) to be relatively similar to the level of expenditures in Q3-2004. On a year to date basis, we expect our research and development expenditures for Fiscal 2004 to be more than double of those incurred in the thirteen-month period ended December 31, 2003 (“fiscal 2003”) as a result of the expanded operational activities described above.

General and Administration Expenditures

General and administration expenditures were $1.4 million for Q3-2004, as compared to $1.2 million for Q3-2003. We incurred a total general and administration expenditure of $5.1 million for the nine months ended September 30, 2004, as compared to $3.6 million for the same fiscal period in 2003. The increase of $0.2 million and $1.5 million in general and administration expenditures for Q3-2004 and the nine months ended September 30, 2004, as compared to those incurred for Q3-2003 and the nine months ended August 31, 2003, respectively, was largely due to the increase in consulting and professional fees ($10,000 and $275,000, respectively), the increase in wages and benefits (including stock-based compensation for administrative and executive personnel) of $80,000 and $585,000 respectively, Nasdaq listing fees of $140,000 for both periods, and other expenditures to support our expanded operational activities ($9,000 and $542,000, respectively). Total stock-based compensation for administrative and executive personnel was $265,000 and $1,197,000 for Q3-2004 and the nine months ended September 30, 2004, as compared to $258,000 and $970,000 for Q3-2003 and the nine months ended August 31, 2003.

We expect general and administration expenditures for fiscal 2004 to be relatively similar as those incurred in fiscal 2003.

Amortization

Amortization was $1.1 million and $4.0 million for Q3-2004 and the nine months ended September 30, 2004, as compared to $1.4 million and $4.2 million for Q3-2003 and the nine months ended August 31, 2003. The slight decrease in amortization for both periods was due to the write-down of intangible assets associated with the Oxypurinol Gout project as described earlier. The write-down is shown separately from routine amortization. The amortization relates to the amortization of our capital assets, intangible and other assets, including the acquired technology licenses of Cardiome, Inc. We expect the amortization for the twelve months ending December 31, 2004 to be consistent with that recorded for the thirteen months ended December 31, 2003.

Write-down of Intangible Assets

For Q3-2004 and the nine months period ended September 30, 2004, we recorded a total write-down of intangible assets of $11.5 million, as compare to $Nil for the same fiscal periods in 2003. The write-down was a result of our decision to discontinue the Oxypurinol Gout project as described earlier.

Other Income (Expenses)

Interest and other income was $0.2 million for Q3-2004, which was comparable to the amount recorded for Q3-2003. Interest and other income was $0.5 million for the nine months ended September 30, 2004, as compared to $0.3 for the nine months ended August 31, 2003. The increase was mainly the result of the higher balances of cash and cash equivalents and short-term investments.

A net foreign exchange loss of $0.7 million was recorded for Q3-2004, as compared to a net foreign exchange loss of $32,000 for Q3-2003. A net foreign exchange loss of $0.3 million was recorded for the nine months ended September 30, 2004, as compared to a net foreign exchange gain of $22,000 for the nine months ended August 31, 2003. The net foreign exchange loss for the current quarter and the nine months ended September 30, 2004 was largely attributable to the effect of the strengthening Canadian dollar (relative to the U.S. dollar) on our U.S. dollar investment portfolio. We are exposed to market risk related to currency exchange rates in the United States and Europe because the majority of our clinical development expenditures are incurred in United States dollars and the Euros. Some of these risks are offset by the research and development cost reimbursements from Fujisawa denominated in United States dollars.

Future income tax recovery

Future income tax recovery was $4.8 million for Q3-2004, as compared to $0.5 million for Q3-2003. Future income tax recovery was $5.8 million for the nine months ended September 30, 2004, as compared to $1.5 for the nine months ended August 31, 2003. The future income tax recovery results from the amortization of the intangible assets acquired from Cardiome, Inc. The increase for both reporting periods was due to the recognition of the additional future tax recovery of $4.5 million as a result of our decision on our Oxypurinol Gout project. For the same reason, we expect the future income tax recovery for the twelve months ending December 31, 2004 to be higher than the amount recorded for the thirteen months ended December 31, 2003.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months, except for the quarter ended December 31, 2003, which covers a period of 4 months due to the change of fiscal year end from November 30, 2003 to December 31, 2003, effective December 31, 2003.

	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Aug 31, 2003	May 31, 2003	Feb 28, 2003	Nov 30, 2002
	$	$	$	$	$	$	$	$
Total Revenues	4,504,710	5,269,279	4,989,493	4,986,808	342,522	340,736	377,127	378,172
Loss for the period	(14,986,309)	(9,841,059)	(4,726,820)	(5,852,747)	(5,057,868)	(4,376,240)	(4,578,958)	(5,108,584)
Basic and diluted loss per common share	(0.38)	(0.25)	(0.13)	(0.16)	(0.16)	(0.15)	(0.16)	(0.17)

Total revenues relate to our licensing and research collaborative revenues. The significant increase in revenue since the quarter ended August 31, 2003 is primarily related to our license and research collaborative agreement with Fujisawa. The primary factor affecting the losses in the various quarters is the number and stage of our clinical development programs as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock option granted since December 1, 2002. In addition, the substantial increase in loss for the current quarter is due to the write-down of technology and licenses with respect to our decision to discontinue the Oxypurinol Gout project as described earlier.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the nine months ended September 30, 2004 were financed mainly by our working capital carried forward from the preceding fiscal year and research collaborative fees collected from our partners, Fujisawa and UCB. During the three and nine months ended September 30, 2004, cash provided by financing activities was mainly the proceeds of $0.6 million and $6.9 million received from the issuance of our common shares upon exercise of share purchase warrants and options. During the three and nine months ended August 31, 2003, cash provided by financing activities was primarily from the proceeds of $7.9 million and $7.8 million received from the completion of a private placement of special warrants.

Cash used in operating activities for Q3-2004 was $7.4 million, as compared to $3.7 million for Q3-2003. The increase was primarily due to the increase in the loss for the current quarter with the substantial increase of clinical operational activities. Cash used in operating activities for the nine months ended September 30, 2004 was $20.7 million, as compared to $12.4 million for the same fiscal period in 2003. The increase primarily resulted from the increase in the loss for the period. We expect cash used in operating activities for Q4-2004 to be relatively the same as those incurred in Q3-2004 even with the completion of ACT1 by end of 2004. We intend to advance further in clinical development of oral RSD1235 with at least two additional clinical trials planned to begin within the next 12 months.

Cash provided by investing activities for Q3-2004 was $9.4 million, as compared to $1.1 million of cash provided by investing activities for Q3-2003. The increase of cash provided by investing activities was primarily due to the increase of $8.0 million net sale of short-term investments. Cash provided by investing activities for the nine months ended September 30, 2004 was $6.0 million, as compared to

$8.6 million of cash provided by investing activities for the nine months ended August 31, 2003. The $2.6 million decrease of cash provided by investing activities was largely due to the increase of $1.4 million net purchases of capital assets and the decrease of $1.0 million net sale of short-term investments. The increase in net purchases of capital assets for the nine months ended September 30, 2004 compared to the corresponding period in the prior fiscal year was mainly due to the construction cost associated to our new facility. 60% of these construction costs were recovered from our landlord through a leasehold inducement program.

At September 30, 2004, we had working capital of $24.5 million, as compared to $40.5 million at December 31, 2003. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $29.0 million at September 30, 2004, as compared to $44.6 million at December 31, 2003.

Pursuant to our collaboration and license agreement with Fujisawa, on September 28, 2004, we exercised our right to request Fujisawa to acquire US$4 million of our common shares at a 25% premium to the average closing price of our common shares on the TSX over a 30-calendar day period. We completed this transaction with the issuance of 646,712 of our common shares to Fujisawa at a price of $7.89 per share. The issuance of shares will be valued at the market price of $6.31 and be recorded as shareholder equity. The 25% premium will be recorded as deferred licensing revenue and amortized on a straight-line basis over the remaining estimated development period of approximately 24 months.

As of September 30, 2004, we are also obligated to make the following payments, which represent contracts and other commitments that are known and non-cancellable.

	Contractual Obligations
	Payment due by period
	Total	Remaining Fiscal 2004	2005–2006	2007–2008	Thereafter
Capital Lease Obligations (1)	$13,966	$6,926	$7,040	$ Nil	$ Nil
Operating Lease Obligations	3,073,967	75,297	518,493	627,475	1,852,702
Commitments for Clinical Research Agreements	4,247,558	3,576,558	671,000	Nil	Nil
Commitments under License Agreement (2)	529,872	25,232	126,160	252,320	126,160 per annum
Total	$7,865,363	$3,684,013	$1,322,693	$879,795	$1,978,862

(1)	Includes interest portion
(2)
As of September 30, 2004, pursuant to four license and service agreements, the Company has various commitments as described in Note 11(d) of our annual consolidated financial statements for the thirteen months ended December 31, 2003 (“2003 Annual Financial Statements”) . Majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 11(d) (iii) of the 2003 Annual Financial Statements, converted in Canadian Dollars at the quarter-end exchange rate of 1.2616.

Outstanding Share Capital

As of October 31, 2004, there were 40,515,034 of common shares issued and outstanding, and 4,491,459 stock options outstanding (of which 3,050,207 were exercisable) at a weighted average exercise price of $4.24.

RELATED PARTY TRANSACTION

Included in accounts payable and accrued liabilities at September 30, 2004 is $47,133 (December 31, 2003 - $Nil) owing to a legal firm in which the Company’s current corporate secretary is a partner. The amount was charged at normal trade terms. Since his appointment as the Company’s corporate secretary in May 2004, the Company has incurred $29,000 of legal fees for services provided by this firm.

FINANCIAL INSTRUMENTS AND RISKS

We have no off-balance sheet arrangements. We have not issued or purchased derivative instruments linked to our common shares or preferred shares or entered into any contracts, other than those described in Note 10 of the 2003 Annual Financial Statements, that require issuance of our common shares or preferred shares.

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. Interest rate risk arises as our investments bear fixed interest rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. Foreign exchange rate risk arises as our investments which finance operations are substantially denominated in Canadian dollars and a significant portion of our expenses are denominated in United States dollars and the Euros. Foreign exchange rate changes could have a material effect on our future operating results or cash flow. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.

We believe that our current working capital, together with the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs into early 2006. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

Other operational risks and uncertainties are discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s 2003 Annual Report and remain substantially unchanged.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, our stage of corporate development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CARDIOME PHARMA CORP Continued under the laws of Canada CONSOLIDATED BALANCE SHEETS (Unaudited - expressed in Canadian Dollars)

	As at
	September 30,	December 31,
	2004	2003

ASSETS

Current
Cash and cash equivalents	$6,176,679	$13,978,880
Short-term investments	22,866,861	30,604,031
Amounts receivable	4,359,122	4,360,377
Prepaid expenses	1,153,585	798,004
Total current assets	34,556,247	49,741,292
Capital assets	2,700,298	849,689
Intangible and other assets (Note 3)	26,743,859	41,533,337
	$64,000,404	$92,124,318

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$5,593,354	$4,343,118
Deferred revenue	4,364,333	4,893,400
Current portion of capital lease obligations	13,966	27,045
Current portion of deferred leasehold inducement	90,387	-
Total current liabilities	10,062,040	9,263,563
Capital lease obligations	-	7,040
Deferred revenue	4,684,169	8,304,168
Deferred leasehold inducements (Notes 2 and 4)	888,350	-
Future income tax liability (Note 3)	10,079,000	15,860,000
Total Liabilities	25,713,559	33,434,771

Shareholders’ Equity
Share capital (Note 5)	126,547,428	119,645,857
Contributed surplus	5,585,234	3,335,319
Deficit	(93,845,817)	(64,291,629)
	38,286,845	58,689,547
	$64,000,404	$92,124,318

See accompanying notes

On behalf of the Board:

Robert Rieder, Director	Kenneth Galbraith, Director

CARDIOME PHARMA CORP CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Nine Months ended
	September	August 31,	September	August 31,
	30,	2003	30,	2003
	2004	(Restated)	2004	(Restated)

Revenue
Licensing fees	$1,097,046	$132,267	$4,149,066	$396,800
Research collaborative fees	3,407,664	227,159	10,614,416	725,090
	4,504,710	359,426	14,763,482	1,121,890

Expenses
Research and development	9,744,248	3,455,906	29,752,612	9,166,555
General and administration	1,413,792	1,173,754	5,142,837	3,600,995
Amortization	1,120,685	1,372,738	3,990,441	4,175,064
Write-down of intangible assets (Note 3)	11,521,170	-	11,521,170	-

	23,799,895	6,002,398	50,407,060	16,942,614

Operating loss	(19,295,185)	(5,642,972)	(35,643,578)	(15,820,724)

Other income (expenses)

Interest and other income	151,259	129,874	560,030	324,301

Foreign exchange gain (losses)	(653,383)	(31,770)	(251,640)	22,357

	(502,124)	98,104	308,390	346,658

Loss before income taxes	(19,797,309)	(5,544,868)	(35,335,188)	(15,474,066)

Future income tax recovery (Note 3)	4,811,000	487,000	5,781,000	1,461,000

Net loss for the period	(14,986,309)	(5,057,868)	(29,554,188)	(14,013,066)

Deficit, beginning of period	(78,859,508)	(53,381,014)	(64,291,629)	(44,425,816)

Deficit, end of period	$(93,845,817)	$(58,438,882)	$(93,845,817)	$(58,438,882)

Basic and diluted loss per common share	$(0.38)	$(0.16)	$(0.76)	$(0.47)

Weighted average number of
outstanding common shares	39,602,901	31,604,692	38,859,774	29,851,789

See accompanying notes

CARDIOME PHARMA CORP CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Nine Months ended
	September	August 31,	September	August 31,
	30,	2003	30,	2003
	2004	(Restated)	2004	(Restated)

Operating Activities
Net loss for the period	$(14,986,309)	$(5,057,868)	$(29,554,188)	$(14,013,066)
Add: Non-cash items
Amortization	1,120,685	1,372,738	3,990,441	4,175,064
Unrealized foreign exchange loss	48,662	-	48,662	-
Stock-based compensation	598,085	423,185	2,249,915	1,257,065
Deferred leasehold inducement	(39,949)	-	(51,643)	-
Write-down of intangible assets	11,521,170	-	11,521,170	-
Future income tax recovery	(4,811,000)	(487,000)	(5,781,000)	(1,461,000)
	(6,548,656)	(3,748,945)	(17,576,643)	(10,041,937)
Changes in non-cash working capital components
Amounts receivable	543,386	277,500	1,255	89,710
Prepaid expenses	(47,778)	(308,450)	(355,581)	(559,930)
Accounts payable and accrued liabilities	(293,435)	224,999	1,428,681	(1,518,965)
Deferred revenue	(1,097,046)	(132,267)	(4,149,066)	(396,800)
Cash used in operating activities	(7,443,529)	(3,687,163)	(20,651,354)	(12,427,922)

Financing Activities
Issuance of share capital for cash, net of
share issuance cost	569,350	7,927,888	6,901,571	7,771,247
Repayment on obligations under capital leases	(6,815)	(6,354)	(20,119)	(18,761)
Cash provided by financing activities	562,535	7,921,534	6,881,452	7,752,486

Investing Activities
Purchase of capital assets	(228,446)	(39,809)	(2,559,774)	(144,094)
Leasehold inducements	634,080	-	1,030,380	-
Patent costs capitalized	(88,683)	(16,106)	(240,075)	(44,353)
Purchase of short-term investments	(1,962,672)	(6,849,728)	(28,489,310)	(10,919,796)
Sale of short-term investments	11,079,372	7,981,925	36,226,480	19,753,508
Cash provided by investing activities	9,433,651	1,076,282	5,967,701	8,645,265

Increase (decrease) in cash and cash
equivalents during the period	2,552,657	5,310,653	(7,802,201)	3,969,829
Cash and cash equivalents,
beginning of period	3,624,022	89,525	13,978,880	1,430,349

Cash and cash equivalents, end of period	$6,176,679	$5,400,178	$6,176,679	$5,400,178

See accompanying notes

CARDIOME PHARMA CORP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited - expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) discussed in Note 2 and on a basis consistent with the Company’s annual audited consolidated financial statements for the thirteen-month period ended December 31, 2003, except that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 7.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at September 30, 2004, and for all periods presented.

During fiscal 2003, the Company changed its year end from November 30 to December 31. Accordingly, the comparative figures for the unaudited interim consolidated statements of loss and deficit and cash flows are those for the three and nine months ended August 31, 2003.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the thirteen-month period ended December 31, 2003 included in the Company’s Annual Report filed with the appropriate securities commission. The results of operations for the three-month and nine-month period ended September 30, 2004 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	SIGNIFICANT ACCOUNTING POLICIES

During the thirteen-month period ended December 31, 2003, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. Accordingly, the Company recognized stock-based awards using a fair value based method. The financial statements for the prior periods have been restated and the impact has been to increase compensation expense for the three-month and nine- month periods ended August 31, 2003 by $378,394 and $1,212,274, respectively, and to increase the basic and diluted loss per common share by $0.01 and $0.04, respectively.

The following policy is in addition to those described in Note 2 to the Company’s audited consolidated financial statements for the thirteen-month period ended December 31, 2003, included in the Company’s Annual Report.

Deferred leasehold inducement

Deferred leasehold inducement represents a tenant improvement allowance that is being amortized on a straight-line basis over the initial term of the lease of ten years as a reduction of rent expense.

CARDIOME PHARMA CORP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited - expressed in Canadian Dollars)

3.	INTANGIBLE AND OTHER ASSETS

During the quarter ended September 30, 2004, the Company decided to discontinue its efforts to pursue the allo-intolerant Gout indication for Oxypurinol and wrote down $7,054,170 of the intangible assets, net of future tax recovery, related to the Oxypurinol Gout project. The net write-down includes the write-down of intangible assets and related future income tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002, of $11,266,623 and $4,467,000, respectively, and a write-down of the carrying value of a license (cash payment in May 2002) by $254,547.

4.	DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $792,600 from the landlord for leasehold improvements. In addition, the Company also received a repayable allowance from the landlord amounting to $237,780 to be repaid over ten years with interest at 10% per annum. These allowances are recorded as deferred leasehold inducements and are being amortized over the term of the lease.

5.	SHARE CAPITAL

(a) Authorized

The authorized common share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

(b) Issued and Outstanding

	Number of
Common shares	Shares	Amount
Balance as at December 31, 2003	37,315,709	$119,645,857
Issued for cash upon exercise of options	358,375	1,217,855
Issued for cash upon exercise of warrants	1,991,010	5,683,716
Issued pursuant to exercise of warrants on cashless basis	104,478	-
Balance as at September 30, 2004	39,769,572	$126,547,428

On October 28, 2004, the Company issued 646,712 common shares to Fujisawa Healthcare, Inc. (“Fujisawa”) following the exercise of an option by the Company requiring Fujisawa to make a US$4 million equity investment. See Note 10.

CARDIOME PHARMA CORP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited - expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

	(c)	Common Share Purchase Warrants

Details of the share purchase warrants for the nine months ended September 30, 2004 are summarized as follows:

Number of Share
Purchase Stock Options
Outstanding
Balance, December 31, 2003	5,109,527
Warrants exercised on a cash basis	(1,991,010)
Warrants exercised on a cashless basis	(401,860)
Warrants expired unexercised	(2,540,157)
Balance, September 30, 2004	176,500

The Company issued 104,478 common shares for 401,860 warrants exercised on a cashless basis. As at September 30, 2004, common shares issuable upon exercise of common share purchase warrants are as follows:

	Exercise	Number of Common
Date of Expiry	Price	Shares
February 9, 2007	US$2.40	101,500
February 9, 2007	US$4.80	37,500
February 9, 2007	US$8.00	37,500
Balance as at September 30, 2004		176,500

There were no common share warrants exercised during the month of October 2004.

(d)	Stock Options

In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person.

As at September 30, 2004, the Company had 4,585,209 stock options outstanding, of which 3,148,957 were exercisable at a weighted average exercise price of $3.76 per common share and expiring at various dates from October 15, 2004 to September 15, 2010.

CARDIOME PHARMA CORP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited - expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

	(d)	Stock Options (cont’d)

Details of the stock option transactions for the nine months ended September 30, 2004 are summarized as follows:

	Weighted	Number of Stock
	Average	Options
	Exercise Price	Outstanding
Balance, December 31, 2003	$3.96	4,558,584
Options granted	$6.43	390,000
Options exercised	$3.40	(358,375)
Options forfeited	$5.25	(5,000)
Balance, September 30, 2004	$4.21	4,585,209

The options outstanding are exercisable as follows:

	Options outstanding			Options exercisable
	September 30, 2004			September 30, 2004
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common shares	average	average	common	average
	issuable	remaining	exercise price	shares	exercise price
		contractual life		issuable
$		(years)	$		$
$2.80-$2.92	102,500	2.46	2.90	102,500	2.90
$3.00-$3.68	3,123,959	4.17	3.28	2,327,291	3.27
$4.20-$5.05	566,250	4.72	5.01	311,250	4.97
$5.08-$5.96	463,750	2.80	5.49	317,500	5.58
$6.70-$7.24	328,750	5.35	6.72	90,416	6.78
	4,585,209	4.15	4.21	3,148,957	3.76

(e)	Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants which vested during the three and nine months ended September 30, 2004 resulted in compensation expense of $598,085 and $2,249,915 respectively. For the three months ended September 30, 2004, this compensation expense is allocated between research and development expenses ($332,603) and general and administration expenses ($265,482). For the nine months ended September 30, 2004, this compensation expense is allocated between research and development expenses ($1,052,565) and general and administration expenses ($1,197,350). The basis used for the allocation is cash compensation. The weighted average fair value of stock options granted during the three and nine months ended September 30, 2004 was $4.46 and $2.98 respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility – 79.3%; risk-free interest rate – 4.04% and expected average life of the options - 6 years.

CARDIOME PHARMA CORP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited - expressed in Canadian Dollars)

6.	RELATED PARTY TRANSACTION

Included in accounts payable and accrued liabilities at September 30, 2004 is $47,133 (December 31, 2003 - $Nil) owing to a legal firm where the Company’s current corporate secretary is a partner. The amount was charged at normal trade terms. Since his appointment as the Company’s corporate secretary in May 2004, the Company has incurred $29,000 of legal fees for services provided by the legal firm.

7.	RECONCILIATION OF GENERAL ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 16 to the audited consolidated financial statements for the thirteen-month period ended December 31, 2003.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended		9 months ended
	September 30, 2004	August 31, 2003	September 30, 2004	August 31, 2003
	$	$	$	$

Loss for the period , Canadian GAAP	(14,986,309)	(5,057,868)	(29,554,188)	(14,013,066)
Amortization of other assets	(25,680)	(25,680)	(77,040)	(77,040)
Loss for the period, U.S. GAAP	(15,011,989)	(5,083,548)	(29,631,228)	(14,090,106)
Reclassification adjustment for unrealized gains
on short-term investments	(57,876)	(56,158)	(143,515)	(72,509)
Unrealized gains (losses) on short-term
investments	(306,634)	(5,606)	(167,192)	4,207
Comprehensive loss for the period, U.S. GAAP	(15,376,499)	(5,145,312)	(29,941,935)	(14,158,408)

Weighted average number of common shares
outstanding, U.S. GAAP	39,602,901	31,604,692	38,859,774	29,851,789

Basic and diluted loss per common share, U.S. GAAP	(0.38)	(0.16)	(0.76)	(0.47)

Material variations impacting the unaudited interim Consolidated Balance Sheets under U.S. GAAP would be as follows:

	September 30	December 31
	2004	2003
	$	$

Short-term investments	22,699,669	30,624,004
Intangible and other assets	26,778,099	41,644,617
Accumulated other comprehensive income (losses)	(167,192)	19,973
Contributed surplus / additional paid-in capital	6,506,283	4,256,368
Deficit	(94,732,626)	(65,101,398)

CARDIOME PHARMA CORP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited - expressed in Canadian Dollars)

8.	SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the three months ended September 30, 2004, 100% of total revenue was derived from one collaborator in United States. [three months ended August 31, 2003 – 100% from one collaborator in Switzerland]. During the nine months ended September 30, 2004, 93% and 7% of total revenue was derived from one collaborator in each of the United States and Switzerland respectively [nine months ended August 31, 2003 – 2% and 98% from one collaborator in each of the United States and Switzerland respectively]. At September 30, 2004, included in amounts receivable is an amount of $3,553,188 (US$2,808,066) due from one research collaborator. [December 31, 2003 - $3,687,645 (US$2,844,308)]

9.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current quarter.

10.	SUBSEQUENT EVENT

Pursuant to its collaboration and license agreement with Fujisawa, the Company exercised its right to require Fujisawa to acquire US$4 million of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30-calendar day period. The Company completed this transaction on October 28, 2004 with the issuance of 646,712 of its common shares to Fujisawa, at a deemed price of Cdn$7.89 per share.

The issuance of shares will be valued at the market price, calculated based on the average closing price of the Company’s common shares on the TSX over a 30-calendar day period, of Cdn$6.31 and be recorded as shareholder equity in October 2004. The 25% premium (Cdn$1.58 per common share) will be recorded as deferred licensing revenue and amortized on a straight-line basis over the remaining estimated development period of 24 months.